Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total
12/31/07	4/30/08	Security	portfolio	% Index[1]	Description
1	1	America Movil	3.3	1.5	Latin America's largest cellular communications provider.
4	2	Samsung Electronics	3.1	2.5	Korea's top electronics manufacturer and a global leader in semiconductor production.
3	3	Taiwan Semiconductor Manufacturing	3.0	1.3	One of the world's largest semiconductor manufacturers.
5	4	Hon Hai Precision Industry	1.8	0.8	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
7	5	Telekomunikasi Indonesia	1.8	0.3	The dominant telecommunications services provider in Indonesia.
2	6	Gazprom	1.7	3.5	The largest gas producer and transporter in the Russian Federation.
11	7	Evraz	1.3	0.0	Steel and mining company operating primarily in Russia.
30	8	Harmony Gold Mining	1.2	0.1	One of South Africa's largest gold mining companies.
31	9	Cemig	1.2	0.2	Generates and distributes electricity in the Brazilian state of Minas Gerais.
15	10	Banpu	1.1	0.1	Thailand-based energy company focused on coal mining and coal-fired power generation.

		Total companies 1 through 10	19.5	10.3

13	11	Rosneft	1.1	0.2	Russian energy company focused on oil and gas exploration.
8	12	GOME Electrical Appliances Holding	1.0	0.1	Electrical appliance and consumer electronic products retailer operating in China.
17	13	Suzlon Energy	1.0	0.0	A fully integrated wind power company. Suzlon operates large wind parks and produces wind turbines throughout Asia.
51	14	Industrial and Commercial Bank of China	1.0	0.9	A state-owned commercial bank in China and one of the world's largest banks.
16	15	Bumiputra-Commerce Holdings	1.0	0.2	Involved in banking, financial services and real estate management.
9	16	DLF Ltd.	0.9	0.1	Major real estate development company based in India.
19	17	Taiwan Cement	0.9	0.1	Manufacturer and retailer of cement, concrete and other construction materials.
6	18	OCI	0.9	0.2	A leading cement producer and construction contractor serving customers in the developing world.
18	19	China Shenhua Energy	0.9	0.4	Energy company engaged in the production and transport of coal in China and the Asia Pacific region.
10	20	Orascom Telecom	0.8	0.2	Provides telecommunications services, including wireless operations, in the the Middle East, Africa and Pakistan.

		Total companies 1 through 20	29.0	12.7

1MSCI EMERGING MARKETS IMI

Diversification by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/07	4/30/08	4/30/08		12/31/07	4/30/08	4/30/08
ENERGY	11.1	10.2	16.2	FINANCIALS	11.4	9.8	21.5
Gazprom		1.7		Industrial and Commercial Bank of China		1.0
Banpu		1.1		Bumiputra-Commerce Holdings		1.0
Rosneft		1.1		DLF Ltd.		0.9
China Shenhua Energy		0.9		OTHERS		6.9
OTHERS		5.4
				INFORMATION TECHNOLOGY	11.4	12.4	11.1
MATERIALS	16.0	15.8	15.8	Samsung Electronics		3.1
Evraz		1.3		Taiwan Semiconductor Manufacturing		3.0
Harmony Gold Mining		1.2		Hon Hai Precision Industry		1.8
Taiwan Cement		0.9		High Tech Computer		0.8
Eurasian Natural Resources		0.8		OTHERS		3.7
Magnitogorsk Iron and Steel		0.8
OTHERS		10.8
				TELECOMMUNICATION SERVICES	12.5	13.5	10.2
INDUSTRIALS	11.3	10.7	9.4	America Movil		3.3
Suzlon Energy		1.0		Telekomunikasi Indonesia		1.8
OCI		0.9		Orascom Telecom		0.8
Empresas ICA		0.6		Telmex		0.8
IJM Corp.		0.6		MTN Group		0.7
OTHERS		7.6		OTHERS		6.1

CONSUMER DISCRETIONARY	9.1	7.7	6.0
GOME Electrical Appliances Holding		1.0		UTILITIES	1.9	2.9	3.3
Astra International		0.5		Cemig		1.2
Shangri-La Asia		0.5		OTHERS		1.7
OTHERS		5.7
				OTHER	1.2	1.2	0.0
CONSUMER STAPLES	6.7	6.0	4.7	Baring Vostok Capital Partners		0.4
AmBev		0.6		OTHERS		0.8
Wilmar International		0.5		Total equity	93.9	91.6	100.0
OTHERS		4.9		Fixed income	0.4	0.9
				Cash & equivalents	5.7	7.5
HEALTH CARE	1.3	1.4	1.8	Total assets	100.0	100.0
Teva Pharmaceutical Industries		0.5
OTHERS		0.9

1MSCI EM IMI INDEX				Overweight	INDUSTRIALS
					CONSUMER DISCRETIONARY
					CONSUMER STAPLES
					INFORMATION TECHNOLOGY
					TELECOMMUNICATION SERVICES
					OTHER
				Underweight	ENERGY
					HEALTH CARE
					FINANCIALS
					UTILITIES
				Even	MATERIALS

Diversification by country
Emerging Markets Growth Fund as of April 30, 2008

	% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]		% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]
LATIN AMERICA	16.7	16.9	22.2	22.1	EUROPE/MIDDLE EAST/AFRICA	21.8	27.5	24.1	23.6
BRAZIL	6.9	10.9	14.6	14.7	RUSSIAN FEDERATION	9.5	7.8	10.5	8.8
MEXICO	7.8	3.4	4.7	4.3	SOUTH AFRICA	5.7	4.1	5.8	6.8
CHILE	1.1	1.3	1.7	1.3	ISRAEL	1.8	1.6	2.2	2.3
PERU	0.1	0.5	0.7	0.7	POLAND	0.7	1.2	1.6	1.7
ARGENTINA	0.5	0.4	0.5	0.6	TURKEY	1.0	1.0	1.3	1.3
REPUBLIC OF COLOMBIA	0.3	0.4	0.0	0.5	EGYPT	2.3	0.7	0.9	0.9
SOUTHEAST ASIA	16.4	12.8	13.1	13.9	CZECH REPUBLIC	0.1	0.4	0.5	0.7
INDIA	6.7	8.0	7.9	7.7	HUNGARY	0.0	0.4	0.6	0.7
MALAYSIA	3.7	1.9	2.3	2.5	MOROCCO	0.1	0.5	0.7	0.3
INDONESIA	3.1	0.9	1.2	1.6	JORDAN	0.0	0.3	0.0	0.1
THAILAND	1.6	1.3	1.3	1.5	CROATIA	0.1	0.0	0.0	0.0
PHILIPPINES	1.0	0.5	0.4	0.4	KAZAKHSTAN	0.1	0.0	0.0	0.0
PAKISTAN	0.1	0.2	0.0	0.2	SULTANATE OF OMAN	0.3	0.2	0.0	0.0
SRI LANKA	0.2	0.0	0.0	0.0	UNITED ARAB EMIRATES	0.1	1.6	0.0	0.0
FAR EAST ASIA	31.6	42.8	40.6	40.4	QATAR	0.0	1.1	0.0	0.0
CHINA	10.7	22.5	14.6	14.3	NIGERIA	0.0	0.9	0.0	0.0
SOUTH KOREA	9.5	10.5	14.1	13.9	SAUDI ARABIA	0.0	3.3	0.0	0.0
TAIWAN	10.2	9.8	11.9	12.2	KUWAIT	0.0	2.0	0.0	0.0
HONG KONG	1.2	0.0	0.0	0.0	OMAN	0.0	0.2	0.0	0.0
					BAHRAIN	0.0	0.2	0.0	0.0

					OTHERS[4]	5.1	0.0	0.0	0.0

					Total equity	91.6	100.0	100.0	100.0
					Total fixed income	0.9
					Total cash & equivalents	7.5
					Total assets	100.0

1S&P/International Finance Corporation Global Composite Index
2S&P/International Finance Corporation Investable Composite Index
3MSCI Emerging Markets IMI
[4]The current period includes 4.6% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	4/30/08	4/30/08
LATIN AMERICA	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	14.0	16.7	22.1
BRAZIL	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	7.2	6.9	14.7
MEXICO	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	5.9	7.8	4.3
CHILE	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.4	1.1	1.3
ARGENTINA	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.2	0.5	0.6
PERU	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.1	0.7
REPUBLIC OF COLOMBIA	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3	0.3	0.5
VENEZUELA	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	18.0	16.4	13.9
INDIA	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	7.2	6.7	7.7
MALAYSIA	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.8	3.7	2.5
INDONESIA	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.7	3.1	1.6
THAILAND	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.7	1.6	1.5
PHILIPPINES	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.3	1.0	0.4
PAKISTAN	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1	0.2
SRI LANKA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.2	0.0
VIETNAM	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0	0.0

FAR EAST ASIA	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	30.2	31.6	40.4
SOUTH KOREA	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	9.2	9.5	13.9
CHINA	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	10.1	10.7	14.3
TAIWAN	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	9.7	10.2	12.2
HONG KONG	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.2	1.2	0.0

EUROPE/MIDDLE EAST/AFRICA	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	26.4	21.8	23.6
RUSSIAN FEDERATION	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	11.7	9.5	8.8
SOUTH AFRICA	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	6.0	5.7	6.8
ISRAEL	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	1.8	1.8	2.3
POLAND	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.5	0.7	1.7
TURKEY	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.7	1.0	1.3
HUNGARY	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	0.0	0.7
CZECH REPUBLIC	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.1	0.7
EGYPT	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	3.6	2.3	0.9
MOROCCO	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.3
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.1	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.3	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1	0.0
NIGERIA	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0
CROATIA	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.1	0.1	0.0
ESTONIA	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
OTHER[2]	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	5.3	5.1	0.0

Total equity	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	93.9	91.6	100.0
Fixed income	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.4	0.9
Cash & equivalents	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	5.7	7.5
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.00

1MSCI Emerging Markets IMI
[2]The current period includes 4.6% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/07	4/30/08	4/30/08		12/31/07	4/30/08	4/30/08
LATIN AMERICA	14.0	16.7	22.1	EMERGING EUROPE/MIDDLE EAST/AFRICA	26.4	21.8	23.6
BRAZIL	7.2	6.9	14.7	RUSSIAN FEDERATION	11.7	9.5	8.8
MEXICO	5.9	7.8	4.3	SOUTH AFRICA	6.0	5.7	6.8
CHILE	0.4	1.1	1.3	ISRAEL	1.8	1.8	2.3
PERU	0.0	0.1	0.7	POLAND	0.5	0.7	1.7
ARGENTINA	0.2	0.5	0.6	TURKEY	1.7	1.0	1.3
REPUBLIC OF COLOMBIA	0.3	0.3	0.5	EGYPT	3.6	2.3	0.9
				CZECH REPUBLIC	0.0	0.1	0.7
SOUTHEAST ASIA	18.0	16.4	13.9	HUNGARY	0.0	0.0	0.7
INDIA	7.2	6.7	7.7	MOROCCO	0.1	0.1	0.3
MALAYSIA	4.8	3.7	2.5	JORDAN	0.0	0.0	0.1
INDONESIA	2.7	3.1	1.6	CROATIA	0.1	0.1	0.0
THAILAND	1.7	1.6	1.5	KAZAKHSTAN	0.5	0.1	0.0
PHILIPPINES	1.3	1.0	0.4	SULTANATE OF OMAN	0.3	0.3	0.0
PAKISTAN	0.1	0.1	0.2	UNITED ARAB EMIRATES	0.1	0.1	0.0
SRI LANKA	0.2	0.2	0.0

FAR EAST ASIA	30.2	31.6	40.4	OTHER[2]	5.3	5.1	0.0
CHINA	10.1	10.7	14.3
SOUTH KOREA	9.2	9.5	13.9	Total equity	93.9	91.6	100.0
TAIWAN	9.7	10.2	12.2	Total fixed income	0.4	0.9
HONG KONG	1.2	1.2	0.0	Total cash and equivalents	5.7	7.5
				Total assets	100.0	100.0

1MSCI EMERGING MARKETS IMI
[2]The current period includes 4.6% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 4/30/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.70	14.42	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.38	3.66	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.48	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
January	-8.19	-8.19	-12.59	-12.74	1st qtr.	2.07	2.07	1.20	1.80
February	4.84	4.84	7.25	7.39	2nd qtr.	5.91	5.91	3.00	4.12
March	-3.24	-3.24	-5.40	-5.39	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	-6.87	-6.87	-11.32	-11.35	4th qtr.	7.20	10.03	6.83	7.18
April	4.17	4.17	7.87	7.86	Year 2005	34.79	38.35	30.31	34.00
					2004
Lifetime return					1st qtr.	9.13	9.13	8.87	9.59
Cumulative%	3,016.85	4,697.07	__	__	2nd qtr.	-10.98	-10.98	-10.34	-9.64
Annualized%	16.99	19.31	__	__	3rd qtr.	7.65	7.65	7.39	8.14
					4th qtr.	13.66	15.45	16.81	17.24
					Year 2004	18.87	20.74	22.45	25.55

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
3MSCI Emerging Markets Index
[4]Reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Markets Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 4/30/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.78	7.78	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.48	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
3MSCI Emerging Markets Index.
[4]Reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested  through 11/30/07, and MSCI Emerging Markets Investable Markets Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 4/30/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.70	14.42	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.38	3.66	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.48	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
January	-8.19	-8.19	-12.59	-12.74	1st qtr.	2.07	2.07	1.20	1.80
February	4.84	4.84	7.25	7.39	2nd qtr.	5.91	5.91	3.00	4.12
March	-3.24	-3.24	-5.40	-5.39	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	-6.87	-6.87	-11.32	-11.35	4th qtr.	7.20	10.03	6.83	7.18
April	4.17	4.17	7.87	7.86	Year 2005	34.79	38.35	30.31	34.00
					2004
Lifetime return					1st qtr.	9.13	9.13	8.87	9.59
Cumulative%	3,016.85	4,697.07	__	__	2nd qtr.	-10.98	-10.98	-10.34	-9.64
Annualized%	16.99	19.31	__	__	3rd qtr.	7.65	7.65	7.39	8.14
					4th qtr.	13.66	15.45	16.81	17.24
					Year 2004	18.87	20.74	22.45	25.55

Figures shown above are past results and do not predict future results.  Current results may be lower or higher than those shown.  Share prices and returns will vary, so you may lose money.  Investing for short periods makes loses more likely.  Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity.  For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
3MSCI Emerging Markets Index
[4]Reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Markets Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 4/30/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.78	7.78	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.48	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
3MSCI Emerging Markets Index.
[4]Reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested  through 11/30/07, and MSCI Emerging Markets Investable Markets Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund

	Results as of March 31, 2008
								Calendar
								YTD
	20 years	15 years	10 years	5 years	3 years	1 year	1Q08	4/30/08
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	19.09	14.23	13.81	37.50	34.59	24.41	-6.71	-2.76
- net of operating expenses	18.09	13.38	13.02	36.56	33.67	23.60	-6.87	-2.98

MSCI Emerging Markets IMI with net dividends reinvested	14.38	10.71	12.25	35.43	29.08	20.88	-11.35	-4.38

MSCI World Index with net dividends	8.09	8.83	4.96	16.43	10.08	-2.90	-8.98	-4.15

MSCI EAFE Index with net dividends	6.40	8.29	6.43	21.71	13.58	-2.53	-8.88	-3.89

S&P 500 Index with income reinvested	10.90	9.43	3.50	11.31	5.84	-5.08	-9.44	-5.03

Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calucated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable funds, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of March 31, 2008
								Calendar
								YTD
	20 years	15 years	10 years	5 years	3 years	1 year	1Q08	4/30/08
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	19.09	14.23	13.81	37.50	34.59	24.41	-6.71	-2.76
- net of operating expenses	18.09	13.38	13.02	36.56	33.67	23.60	-6.87	-2.98

MSCI Emerging Markets IMI with net dividends reinvested	14.38	10.71	12.25	35.43	29.08	20.88	-11.35	-4.38

MSCI World Index with net dividends	8.09	8.83	4.96	16.43	10.08	-2.90	-8.98	-4.15

MSCI EAFE Index with net dividends	6.40	8.29	6.43	21.71	13.58	-2.53	-8.88	-3.89

S&P 500 Index with income reinvested	10.90	9.43	3.50	11.31	5.84	-5.08	-9.44	-5.03

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calucated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable funds, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/07	4/30/08	4/30/08		12/31/07	4/30/08	4/30/08
ENERGY	11.1	10.2	16.2	HEALTH CARE	1.3	1.4	1.8
ENERGY EQUIPMENT & SERVICES	0.6	1.1	0.4	HEALTH CARE EQUIPMENT & SUPPLIES	0.0	0.0	0.1
OIL GAS & CONSUMABLE FUELS	10.5	9.1	15.8	HEALTH CARE PROVIDERS & SERVICES	0.5	0.3	0.1
MATERIALS	16.0	15.8	15.8	PHARMACEUTICALS	0.8	1.1	1.6
CHEMICALS	2.6	1.8	2.5	FINANCIALS	11.4	9.8	21.5
CONSTRUCTION MATERIALS	3.5	3.7	1.5	COMMERCIAL BANKS	6.7	5.6	13.9
CONTAINERS & PACKAGING	0.0	0.0	0.1	THRIFTS & MORTGAGE FINANCE	0.6	0.5	0.4
METALS & MINING	9.3	9.5	11.2	DIVERSIFIED FINANCIAL SERVICES	0.5	0.4	1.8
PAPER & FOREST PRODUCTS	0.6	0.8	0.5	CONSUMER FINANCE	0.0	0.0	0.1
INDUSTRIALS	11.3	10.7	9.4	CAPITAL MARKETS	0.1	0.1	1.0
AEROSPACE & DEFENSE	0.6	0.2	0.2	INSURANCE	0.7	0.3	2.4
BUILDING PRODUCTS	0.0	0.0	0.2	REAL ESTATE INVESTMENT TRUSTS (REITS)	0.1	0.1	0.1
CONSTRUCTION & ENGINEERING	6.6	5.5	2.3	REAL ESTATE MANAGEMENT & DEVELOPMENT	2.7	2.8	1.8
ELECTRICAL EQUIPMENT	1.7	2.3	0.7
INDUSTRIAL CONGLOMERATES	1.0	0.9	2.0	INFORMATION TECHNOLOGY	11.4	12.4	11.1
MACHINERY	0.2	0.4	1.4	INTERNET SOFTWARE & SERVICES	0.4	0.4	0.3
TRADING COMPANIES & DISTRIBUTORS	0.0	0.0	0.4	IT SERVICES	0.4	0.4	1.1
COMMERCIAL SERVICES & SUPPLIES	0.0	0.0	0.1	SOFTWARE	0.0	0.0	0.3
AIR FREIGHT & LOGISTICS	0.1	0.1	0.1	COMMUNICATIONS EQUIPMENT	0.2	0.1	0.2
AIRLINES	0.2	0.1	0.3	COMPUTERS & PERIPHERALS	1.4	1.5	1.7
MARINE	0.1	0.1	0.9	ELECTRONIC EQUIPMENT & INSTRUMENTS	3.6	3.1	2.4
ROAD & RAIL	0.0	0.0	0.2	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.4	6.9	5.1
TRANSPORTATION INFRASTRUCTURE	0.8	1.1	0.6	TELECOMMUNICATION SERVICES	12.5	13.5	10.2
CONSUMER DISCRETIONARY	9.1	7.7	6.0	DIVERSIFIED TELECOMMUNICATION SERVICES	2.9	4.3	3.1
AUTO COMPONENTS	0.8	0.4	0.4	WIRELESS TELECOMMUNICATION SERVICES	9.6	9.2	7.1
AUTOMOBILES	0.5	0.5	0.9	UTILITIES	1.9	2.9	3.3
HOUSEHOLD DURABLES	0.0	0.2	1.2	ELECTRIC UTILITIES	1.4	2.2	1.9
LEISURE EQUIPMENT & PRODUCTS	0.2	0.1	0.2	GAS UTILITIES	0.0	0.2	0.3
TEXTILES, APPAREL, & LUXURY GOODS	0.8	0.6	0.4	MULTI UTILITIES	0.0	0.0	0.1
HOTELS, RESTAURANTS & LEISURE	1.2	1.1	0.6	WATER UTILITIES	0.2	0.2	0.2
DIVERSIFIED CONSUMER SERVICES	0.3	0.3	0.1	INDEPENDENT POWER PROD & ENERGY TRADERS	0.3	0.3	0.8
MEDIA	1.6	1.4	1.0	OTHER	1.2	1.2	0.0
DISTRIBUTORS	0.3	0.3	0.2	EMERGING MARKET FUNDS/PARTNERSHIPS	1.2	1.2	0.0
INTERNET & CATALOG RETAIL	0.8	0.5	0.1
MULTILINE RETAIL	0.7	0.8	0.5	Total equity	93.9	91.6	100.0
SPECIALTY RETAIL	1.9	1.5	0.4	Total fixed income	0.4	0.9
CONSUMER STAPLES	6.7	6.0	4.7	Total cash and equivalents	5.7	7.5
FOOD & STAPLES RETAILING	1.1	1.4	1.1	Total assets	100.0	100.0
BEVERAGES	2.2	1.6	0.9
FOOD PRODUCTS	2.9	2.3	1.7
TOBACCO	0.2	0.2	0.5
HOUSEHOLD PRODUCTS	0.3	0.5	0.3
PERSONAL PRODUCTS	0.0	0.0	0.2

1MSCI Emerging Markets IMI